EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005		2004		2003		2002		2001
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$325.6		$292.0		$239.8		$172.0		$164.5
Fixed charges	107.9		100.1		98.0		83.0		83.0

Earnings	$433.5		$392.1		$337.8		$255.0		$247.5

Fixed charges calculation:

Interest expense excluding senior note	$1.1		$1.1		$0.9		$1.3		$1.2
Amortization of senior note	17.5		17.5		17.5		4.6		—
Interest credited	84.0		76.5		75.0		72.9		78.7
Portion of rental expense representing an interest factor (1)	5.3		5.0		4.6		4.2		3.1

Total fixed charges	$107.9		$100.1		$98.0		$83.0		$83.0

Ratio of earnings to fixed charges	4.0	x	3.9	x	3.4	x	3.1	x	3.0	x

(1)	Interest portion of operating leases is assumed to be 28 percent.